                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           Templeton Dragon Fund, Inc.
 --------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                      Templeton Dragon Fund, Inc. (Issuer)
 --------------------------------------------------------------------------------
 (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

                                  Common Stock
 --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    88018T101
 --------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                             Barbara J. Green, Esq.
                           Templeton Dragon Fund, Inc.
                            Broward Financial Centre
                        500 E. Broward Blvd., Suite 2100
                          Ft. Lauderdale, FL 33394-3091
                               Tel (954) 527-7500
 --------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:

                               Bruce G. Leto, Esq.
                      Stradley, Ronon, Stevens & Young, LLP
                            2600 One Commerce Square
                           Philadelphia, PA 19103-7098
                               Tel (215) 564-8000

                            CALCULATION OF FILING FEE
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          Transaction Valuation*                  Amount of Filing Fee*

              not applicable                          not applicable
---------------------------------------------------------------------------------

*    As the filing  contains  only  preliminary  communications  made before the commencement of the tender offer, no filing fee is required.

[_]  Check the box if any part of the fee is offset as provided by Rule  0-11(a)
     (2) and identify the filing with which the  offsetting  fee was  previously paid. Identify the previous filing by registration statement number, or the
     Form or Schedule and the date of its filing.

Amount Previously Paid:   Not applicable          Filing Party:  Not applicable

Form or Registration No.:  Not applicable         Date Filed:  Not applicable

[X]  Check the box if the filing relates  solely to  preliminary  communications made before the commencement of a tender offer.

     Check the  appropriate  boxes below to designate any  transactions to which the statement relates:

      [_]         third-party tender offer subject to Rule 14d-1.

      [X]         issuer tender offer subject to Rule 13e-4.

      [_]         going-private transaction subject to Rule 13e-3.

      [_]         amendment to Schedule 13D under Rule 13d-2.

     Check the  following box if the filing is a final  amendment  reporting the
     results of the tender offer:                                            [_]

          TEMPLETON VIETNAM AND SOUTHEAST ASIA FUND, INC. AND TEMPLETON
           DEVELOPING MARKETS TRUST ANNOUNCE PROPOSED REORGANIZATION

 TEMPLETON VIETNAM AND SOUTHEAST ASIA FUND, INC. AND TEMPLETON DRAGON FUND, INC.
             ANNOUNCE THAT PROPOSED REORGANIZATION WILL NOT PROCEED

                   MARCH 19, 2002 -- PRESS RELEASE Q's AND A's

EXCERPTS RELATING TO DRAGON FUND TENDER OFFER:

Q:   Why did I not receive my March distribution from the Dragon Fund?

A:   As announced in a press release issued on January 4, 2002 and Dragon Fund's
     Annual Report dated December 31, 2001,  effective  January 4, 2002,  Dragon
     Fund's  Board  of  Directors   discontinued   the  Dragon  Fund's   managed
     distribution   program,   in  part,  to  facilitate   compliance  with  the
     requirements  that would have applied if the proposed  Dragon  Fund/Vietnam
     Fund merger were to qualify as a tax-free reorganization.  Despite the fact that the  Dragon  Fund/Vietnam  Fund  merger  will not  proceed,  the Board believes that the discontinuance of the Dragon Fund's managed  distribution program remains  appropriate in view of the Board's  commitment to continue the Dragon  Fund's  tender  offer  program.  Specifically,  if the  managed distribution  program  were to  remain  in  effect  any  increased  sale of portfolio  securities  necessary to meet the cash needs of the two programs could result in a greater  proportion of any distribution under the managed distribution  program  being  treated  as  ordinary  income as opposed to a tax-free return of capital.

Q:   Does this mean that shareholders will no longer receive distributions?

A:   Discontinuation of the managed  distribution policy means that shareholders will no longer  be  receiving  quarterly  distributions  under the  program
     (either by check or in  additional  shares of Dragon Fund for  shareholders participating in the Fund's dividend  reinvestment and cash purchase plan).
     However,   Dragon  Fund  will  continue  to  distribute  dividends  of  net investment income, if any, annually.

Q:   Will the managed distribution policy be re-implemented in the future?

A:   The  Dragon  Fund  Board may  recommend  similar  programs  in the  future, depending upon market conditions and regulatory and tax considerations.  Of course there can be no assurance that they will do so.

Q:   What was the managed distribution policy?

A:   In  July  1998,   the  Dragon  Fund  Board  of   Directors   approved   the
     implementation of a managed  distribution  policy under which approximately
     10% of the Fund's  average  net asset value  would be  distributed  to Fund shareholders on an annual basis.  Under this distribution  policy, the Fund made  quarterly  distributions  to Fund  shareholders  equal to 2.5% of the
     Fund's net asset value at the close of the NYSE on the Friday prior to each distribution's  declaration date. If the total amount distributed  exceeded the Fund's  aggregate net investment  income and net realized capital gains with  respect to a given  year,  the excess  amount  distributed  generally constituted  a return of capital to  shareholders.  The Fund was granted an order from the Securities and Exchange  Commission on February 9, 1999 that permitted the Fund to use realized  capital gains when making the quarterly distributions, which began under this policy on September 15, 1998.

Q:   When was the last distribution under the managed distribution policy?

A:   The Dragon Fund's last  distribution  pursuant to the managed  distribution policy was paid on December 24, 2001 to  shareholders of record on December
     13, 2001.

                                   * * * * *

Dragon Fund  shareholders are advised to read the tender offer statement when it is  available  as it  will  contain  important  information.  The  tender  offer statement,  when it is available,  and other documents filed by Dragon Fund with the SEC,  including  Dragon Fund's most recent annual report,  will be available for free at the  SEC's  web site  (www.sec.gov)  or by  calling  Dragon  Fund at
1-800-342-5236.

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